NEWS The HIT Holds Worker Appreciation Event at 400 Lake Shore to Kick off Labor Day READ MORE


Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE
KNAACK

$7.3B	$11.5B	131,298	214.0M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED